

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 29, 2016

Jamey S. Seely
Executive Vice President, General Counsel and Corporate Secretary
ION Geophysical Corporation
2105 CityWest Blvd., Suite 100
Houston, TX 77042

> **Re:** **ION Geophysical Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 11, 2016**
> **File No. 1-12691**

Dear Ms. Seely:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                              Sincerely,

                                              /s/H. Roger Schwall

                                              H. Roger Schwall
                                              Assistant Director
                                              Office of Natural Resources